

June 21, 2013

Via E-Mail
Paul Bork
Seaport West
155 Seaport Blvd
Boston, MA 02210-2600

> **Re: Alere Inc.**
> **PRER14A filed June 17, 2013**
> **File No. 001-16789**

Dear Mr. Bork:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comment follows. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed on June 17, 2013

General

1. We understand that one of your nominees, Sir Thomas McKillop, served as Chairman of the Royal Bank of Scotland Group PLC ("RBS") from 2006-2009. RBS was the subject of an investigation by the United Kingdom's Financial Services Authority, which issued a report about the near-collapse and British government bailout of RBS during Sir McKillop's tenure and the factors to which such problems were attributable. In addition, we understand that Sir McKillop is named as a defendant in an action brought on April 3, 2013 before the London High Court by numerous individuals and institutions alleging that RBS, Sir McKillop and other individuals misled investors about RBS' financial condition during a 2008 rights offering. Tell us what consideration you have given to disclosure about these matters in your proxy statement, as they relate to your nominee

and his qualifications to serve on the Alere Board of Directors. We may have additional comments after reviewing your response.

If you have any questions regarding this comment or your filing in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions